NEWS RELEASE

EMX Options Its Polymetallic Sagvoll and Meråker Projects in Norway to Lumira Energy Ltd.

Vancouver, British Columbia, January 3, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement for EMX's Sagvoll and Meråker projects in Norway (see Figure 1) with Lumira Energy Ltd. ("Lumira"), a private Australian Company. The agreement provides EMX with 2.5% Net Smelter Return ("NSR") royalty interests, cash and equity payments, work commitments and other considerations. EMX has recently executed another agreement with Lumira for EMX's Copperhole Creek project in Queensland Australia (see Company News Release dated September 13, 2023). In conjunction with these transactions, Lumira Energy intends to establish a public listing on the Australian Securities Exchange (ASX) in mid-year 2024 via an Initial Public Offering ("IPO").

The polymetallic Sagvoll and Meråker projects in Norway are positioned along a prolific metallogenic belt in Norway that includes the historic Røros volcanogenic massive sulfide ("VMS") district. The Meråker project hosts VMS styles of mineralization, while the Sagvoll project contains both VMS and magmatic nickel-copper sulfide targets. Prior to EMX's involvement, little work had been done on the Meråker project in the past 50 years, and Sagvoll has not seen substantive exploration since Falconbridge Ltd. last conducted exploration there in the early 2000's. Together with the Copperhole Creek project in Australia, these projects will form a strong "starter portfolio" for Lumira in support of their upcoming IPO.

Commercial Terms Overview: All terms in Australian Dollars (AUD) unless otherwise indicated. Upon execution, Lumira will make a cash payment of $50,000 to EMX. Lumira will vest a 100% interest in the Projects, by granting to EMX:

  A 2.5% NSR royalty interest on each project.
  Annual advance royalty ("AAR") payments of $35,000 per project per year commencing upon the second anniversary of the IPO, with the AAR payments escalating by 15% per year until reaching a maximum of $100,000 per year.
  Equity payments of $150,000 in shares of Lumira upon completion of the IPO along with the same number of options exercisable at a 50% premium to the IPO price for two years and an additional same number of options exercisable at a 100% premium to the IPO price for three years.
  An additional 750,000 shares upon the first anniversary of the IPO.
  Milestone payments as follows:
    $250,000 in cash upon completion of a Preliminary Economic Assessment (or equivalent study)
    $500,000 in cash upon completion of a Prefeasibility Study

To maintain its interest in the projects, Lumira will also:

  Spend $150,000 in exploration expenditures per project by the first anniversary of execution.
  Commit to $650,000 in exploration expenditures by the first anniversary of the IPO with a minimum of $200,000 spent on each project (if both are maintained).
  Commit to $750,000 in exploration expenditures by the second anniversary of the IPO with a minimum of $250,000 spent on each project (if both are maintained).
  Complete a cumulative of $5,000,000 in exploration expenditures by the 5th anniversary of execution, with a minimum of $1,200,000 spent on each project (if both are maintained).

Within 72 months of executing the agreement, Lumira will have the right to re-purchase 0.5% of the NSR Royalty on each Project for $1,000,000.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Overviews of the projects. The Sagvoll and Meråker polymetallic projects in Norway are located in the early Paleozoic VMS belt in Norway, which saw numerous districts and mines in operation from the 1600's through the 1990's. This metallogenic region represents a tectonically displaced continuation of the Cambrian-Ordovician VMS belts in northeastern North America, which includes the Buchans and Bathurst VMS camps in eastern Canada, and also the Avoca VMS district in Ireland. As such, this represents one of the more prolific VMS belts in the world in terms of total production from its various mining districts, albeit now tectonically displaced and occurring along opposite sides of the Atlantic Ocean.

Sagvoll Project, Caledonian VMS Belt, Southern Norway: The Sagvoll project in southern Norway consists of both VMS and magmatic nickel-copper sulfide mineralization developed along the Caledonian mountain belt. At Sagvoll, mineralization and historic mining areas are positioned along a 13-kilometer trend (see Figure 2). Although multiple historic mines were developed in the area, only limited historical drilling has taken place, most of which were drilled over 100 years ago. Many prospects and mining areas remain untested. The most recent work conducted in the district took place in 2006, when Falconbridge Ltd (later Xstrata PLC) flew airborne geophysical surveys and identified five prioritized nickel-copper targets and 11 VMS targets for further exploration and drill testing. However, the follow-up exploration work was never completed.

EMX has identified several "walk-up" style drill targets based upon the historical and more recent Falconbridge/Xstrata data and will work closely with Lumira to systematically explore the area. EMX explored the Sagvoll project in 2022 and conducted extensive soil sampling campaigns over the VMS trend to identify the continuation of outcropping VMS mineralization at the Akervoll and Malså prospects.  The company has further carried out reconnaissance field mapping, review of historical drill core, and lithogeochemical sampling to identify alteration and mineralization zoning patterns. In 2023 the Company focused on the Skjærkerdalen Nickel target and conducted field mapping campaigns to understand the distribution of mineralized mafic intrusions in the area.

Meråker, Caledonian VMS Belt, Southern Norway. Located near the Norwegian city of Trondheim, the 18,600 Ha Meråker project contains multiple historic mines and prospects developed on trends of polymetallic VMS style mineralization (see Figure 3). Copper was the chief product from many of the historic mines, but significant zinc mineralization is seen in the mine dumps and outcrops in the area. There are several parallel trends of mineralization within the project area, extending for nearly 30 kilometers along strike. Little modern exploration has taken place at Meråker.

The Company and its former partner Norra Metals together with the NGU (Geological Survey of Norway) jointly carried out an airborne EM survey over the Meråker project in 2021. In 2023 EMX carried out reconnaissance mapping and sampling covering various prospects in the Meråker license block with positive base metal results. An extensive soil sampling program, including 4750 samples covered the prospective Fonnfjell, Mannfjell and Lillefjell targets, which warrant follow-up work.

More information on the Project can be found at www.EMXroyalty.com.

Comments on Nearby and Adjacent Properties. The deposits, projects and mines discussed in this news release provide context for EMX's Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the Project hosts similar quantities, grades or styles of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1.  Location Maps of the Projects

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 2.  Exploration Targets on the Sagvoll Project

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 3.  Exploration Targets on the Meråker Project

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com